UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2015

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 29, 2015 announcing STMicroelectronics’ 2015 Third Quarter and Nine Month Financial Results.

PR No. C2789C

STMicroelectronics
Reports 2015 Third Quarter and Nine Month Financial Results

•	Third quarter net revenues of $1.76 billion and gross margin of 34.8%
•	Third quarter net income of $90 million
•	Free cash flow of $85 million; $179 million for the first nine months*

Geneva, October 29, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the third quarter and nine months ended September 26, 2015.

Third quarter net revenues totaled $1.76 billion, gross margin was 34.8%, operating margin excluding impairment and restructuring was 5.8%, net income was $90 million and free cash flow was positive $85 million.

“In the third quarter, ST delivered sequential improvement in gross margin, operating margin, earnings per share and free cash flow. Revenue growth was limited and lower than expected, due to softer market demand as we progressed through the quarter and a manufacturing issue at a subcontractor which affected our sales of microphones,” commented Carlo Bozotti, President and CEO of ST.

“On the other hand, three of our five product groups delivered sequential revenue growth. Our Microcontroller group performed well, growing 6.1% and hitting another record billing quarter thanks to the STM32 family. The Automotive group grew revenues by 1.9%, mainly driven by microcontrollers and by demand for advanced driver assistance systems, an area where ST is a leader. Additionally, our Digital Product Group increased revenues by $23 million driven by Imaging.

“During the third quarter, the market progressively deteriorated: the lower consumer spending in China is impacting the dynamics of the distribution channel in the region and the industry more globally, particularly in automotive.”

Summary Financial Highlights

U.S. GAAP (Million US$)	Q3 2015	Q2 2015	Q3 2014
Net Revenues	1,764	1,760	1,886
Gross Margin	34.8%	33.8%	34.3%
Operating Income, as reported	91	12	37
Net Income attributable to parent company	90	35	72

Non-U.S. GAAP* Before impairment and restructuring charges (Million US$)	Q3 2015	Q2 2015	Q3 2014
Operating Income	102	33	75
Operating Margin	5.8%	1.9%	4.0%
-----
(*)Free cash flow, operating income before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Third Quarter Review

ST’s third quarter net revenues increased 0.3% on a sequential basis to $1.76 billion.

On a sequential basis, net revenues by region of shipment increased 7.2% in the Americas and 1.0% in Greater China & South Asia. Japan & Korea and EMEA decreased by 5.3% and 2.4%, respectively.

On a year-over-year basis, net revenues decreased 6.5%. Net revenues, excluding negative currency effects and mobile legacy products, decreased 3.8% year-over-year.

Third quarter gross profit was $613 million and gross margin was 34.8%. Gross margin improved 100 basis points sequentially, mostly reflecting manufacturing efficiencies, product mix, and favorable currency effects, net of hedging, largely offset by price pressure. On a year-over-year basis, gross margin improved 50 basis points, mainly due to favorable currency effects, net of hedging, manufacturing efficiencies and lower unused capacity charges largely offset by price pressure.

Combined R&D and SG&A expenses totaled $549 million compared to $599 million in the second quarter and $603 million in the year-ago quarter. On a sequential basis, combined R&D and SG&A expenses decreased 8.3% mainly due to seasonality, favorable currency effects, net of hedging, and savings from the EPS restructuring plan.

Other income and expenses, net in the third quarter, was an income of $38 million, compared to $37 million and $32 million in the second and year-ago quarter, respectively, largely comprised of the Nano2017 R&D grants.

Impairment, restructuring and other related closure costs were $11 million in the third quarter, compared to $21 million in the second quarter, and were principally related to the impairment of certain intangible assets. In the year-ago period, impairment, restructuring and other related closure costs were $38 million.

Operating margin before impairment and restructuring charges improved to 5.8% in the third quarter from 1.9% and 4.0%, respectively, in the prior and year-ago quarter*.

Income tax benefit of $8 million in the third quarter includes a one-time income of $14 million related to the positive settlement of a local tax assessment. Reflecting this benefit, third quarter net income was $90 million, or $0.10 per share compared to net income of $35 million, or $0.04 per share in the prior quarter and net income of $72 million, or $0.08 per share in the year-ago quarter. On an adjusted basis, ST reported non-U.S. GAAP net income per share of $0.12 in the third quarter, excluding impairment and restructuring charges, compared to net income of $0.06 and $0.13 per share in the prior and year-ago quarter, respectively.*

For the third quarter of 2015, the effective average exchange rate for the Company was approximately $1.16 to €1.00 compared to $1.17 to €1.00 for the second quarter of 2015 and $1.34 to €1.00 for the third quarter of 2014.

-----
(*)Operating margin before impairment and restructuring charges and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Quarterly Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q3 2015	Q2 2015	Q3 2014
Analog & MEMS (AMS)	233	273	268
Automotive (APG)	447	438	464
Industrial & Power Discrete (IPD)	437	448	486
Sense & Power and Automotive Products (SP&A)	1,117	1,159	1,218
Digital Product Group (DPG) (a)	230	207	286
Microcontroller, Memory & Secure MCU (MMS)	412	388	377
Other EPS	-	-	-
Embedded Processing Solutions (EPS)	642	595	663
Others	5	6	5
Total	1,764	1,760	1,886

(a) Effective January 1, 2015, the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups were combined under one single organization, called Digital Product Group (DPG). Prior periods have been restated accordingly.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q3 2015	Q2 2015	Q3 2014
Total OEM	67%	67%	68%
Distribution	33%	33%	32%

Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q3 2015 Net Revenues	Q3 2015 Operating Income (Loss)	Q2 2015 Net Revenues	Q2 2015 Operating Income (Loss)	Q3 2014 Net Revenues	Q3 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,117	102	1,159	76	1,218	111
Embedded Processing Solutions (EPS)	642	-	595	(42)	663	(38)
Others (a)	5	(11)	6	(22)	5	(36)
TOTAL	1,764	91	1,760	12	1,886	37

(a) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $11 million, $21 million, and $38 million of impairment, restructuring charges, and other related closure costs in the third and second quarters of 2015 and third quarter of 2014, respectively.

Sense & Power and Automotive Products (SP&A) third quarter net revenues decreased 3.6% sequentially as growth in APG digital products was offset by IPD, reflecting market conditions impacting discrete and power transistor products, and AMS, due to a manufacturing issue at a subcontractor which affected sales of MEMS microphones. On a year-over-year basis, SP&A revenues decreased 8.3% mainly due to weaker market conditions, lower revenues in AMS and IPD and unfavorable currency effects specifically impacting APG.

SP&A operating margin improved to 9.2% in the 2015 third quarter compared to 6.6% in the prior quarter despite lower revenues, mainly due to a favorable currency effects, net of hedging, lower operating expenses due to seasonality and manufacturing efficiencies partially offset by normal price pressure. SP&A operating margin was 9.1% in the year-ago quarter.

Embedded Processing Solutions (EPS) third quarter net revenues increased 7.8% on a sequential basis driven by general purpose microcontrollers in MMS and imaging proximity sensors in DPG. On a year-over-year basis, EPS net revenues decreased 3.2% mainly due to DPG decreasing 19.6% reflecting the decline in the former ST-Ericsson and set-top box legacy products as well as commodity camera modules, while MMS posted revenue growth of 9.1%. Also, EPS was impacted by unfavorable currency effects.

EPS segment operating margin improved to break-even in the 2015 third quarter from negative 7.0% in the prior quarter driven by product mix, significantly lower operating expenses due to seasonality and favorable currency effects, net of hedging. In comparison to the year-ago period, EPS reduced its operating loss by $38 million due to improved product mix, positive currency effects, net of hedging, and significantly lower net expenses.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $225 million in the third quarter, compared to $223 million and $281 million in the prior and year-ago quarter.

Capital expenditure payments, net of proceeds from sales, were $128 million during the third quarter and for the first nine months of the year totaled $378 million.

Free cash flow was positive $85 million in the third quarter, compared to $53 million and $140 million, respectively, in the prior and year-ago quarter. For the 2015 first nine months free cash flow had a significant swing to a positive $179 milion, compared to a negative $11 million in the year-ago first nine months.*

Inventory increased by $11 million to $1.25 billion at quarter end. Inventory in the third quarter of 2015 was at 3.7 turns or 97 days, similar to 3.8 turns or 95 days in the prior quarter.

In the third quarter, the Company paid cash dividends totaling $83 million.

ST’s net financial position was stable on a sequential basis at $459 million at September 26, 2015.* ST’s financial resources equaled $2.21 billion and total debt was $1.75 billion at September 26, 2015.

Total equity, including non-controlling interest, was $4.73 billion at quarter end.

-----
* Free cash flow and net financial position are non-US GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

First Nine Months 2015 Results

Net revenues for the first nine months of 2015 decreased 6.2% to $5.23 billion from $5.58 billion in the year-ago period. Net revenues, excluding negative currency effects and mobile legacy products, decreased 2.6% compared to the year-ago period. MMS grew revenues 4.9% while all other product groups experienced a decrease.

Gross margin improved to 33.9% of net revenues, compared to 33.7% of net revenues for the first nine months of 2014, principally due to manufacturing efficiencies, favorable currency effects, net of hedging, and product mix largely offset by price pressure.

Sense & Power and Automotive revenues for the first nine months of 2015 totaled $3.39 billion, a decrease of 6.0% compared to the first nine months of 2014 due to lower sales in all product groups.  SP&A operating margin decreased to 7.4% in the first nine months of 2015 from 8.9%, excluding the non-recurring catch-up of grants in the first nine months of 2014, mainly reflecting a lower level of revenues partially offset by favorable currency effects.

Embedded Processing Solutions revenues were $1.82 billion and reflected mixed results. MMS revenues increased 4.9% to $1.17 billion, while DPG net revenues decreased significantly including ST-Ericsson and set-top box legacy products and commodity camera modules. EPS operating margin in the first nine months of 2015 was negative 5.8%, improving from a negative 9.8%, excluding the non-recurring catch-up of grants in the 2014 first nine months, mainly reflecting improved product mix, favorable currency impact and lower net operating expenses.

Net income, as reported, was $102 million in the first nine months of 2015, or $0.12 per share, compared to a net income of $85 million, or $0.10 per share in the first nine months of 2014 which included the non-recurring catch-up of grants of $97 million. On an adjusted basis, ST reported a non-U.S. GAAP net income per share of $0.18 excluding impairment, restructuring charges and one-time items in the first nine months of 2015, compared to a net income per share of $0.23 in the first nine months of 2014.*

The effective average exchange rate for the Company was approximately $1.19 to €1.00 for the first nine months of 2015, compared to $1.35 to €1.00 for the first nine months of 2014.

Nine Months Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	Nine Months 2015 Net Revenues	Nine Months 2015 Operating Income (Loss)	Nine Months 2014 Net Revenues	Nine Months 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	3,395	250	3,610	337
Embedded Processing Solutions (EPS)	1,818	(106)	1,947	(110)
Others (a)	16	(60)	18	(97)
TOTAL	5,229	84	5,575	130

(a) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group.
-----
* Adjusted net earnings per share is a non-US GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Fourth Quarter 2015 Business Outlook

Mr. Bozotti commented, “The softer market demand during the third quarter has led us to adjust down our manufacturing plan for the fourth quarter.

“We expect in the fourth quarter, revenues to decrease sequentially by about 6% at the mid-point, and the gross margin to be about 33.5% at the mid-point. The mid-point of the gross margin outlook incorporates an estimated 2 percentage points from fab under-loading, and further progress on the underlying gross margin.

“With respect to our Digital Product Group, we are making progress in narrowing the options and we have the objective to announce a final decision in early 2016.”

The Company expects fourth quarter 2015 revenues to decrease about 6% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the fourth quarter is expected to be about 33.5%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.13 = €1.00 for the 2015 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2015.

Recent Corporate Developments

•
On August 20, ST announced that it had posted its IFRS 2015 Semi Annual Accounts for the six-month period ended June 27, 2015, on its website and filed them with the Netherlands Authority for the Financial Markets.

Q3 2015 – Product and Technology Highlights

Embedded Processing Solutions (EPS)

Microcontroller, Memory and Secure MCU (MMS)
•	Launched STM32L4 ultra-low-power MCU in the mass market and began production ramp for a wearable band at a major OEM;
•	Captured STM32F0 MCU design-in at a major Japanese consumer OEM;
•	Continued expanding the STM32 development environment with releases of STM32L4 Ecosystem, the STM32Cube Qualified HAL Firmware, and an STM32F3 Motor-Control Nucleo Pack;
•	Began production of STM32F0 and STM32F4 MCU for several consumer drones for a major Asian OEM;
•	Qualified and certified the ST31H320 contact secure MCU for banking, ID, and pay-TV smartcards;
•	Supported major pay-TV smartcard roll-out for China digital-TV market;
•	Joined Entrust Datacard’s Card Validation Program for STPay EMV smart-card solutions.

Digital Products (DPG)
•	Continued to expand Time-of-Flight photonic sensor business in Asia, with now more than 20 phone models available from several leading Asian smart-phone manufacturers;
•	Unveiled DOCSIS 3.1 chipset solution;
•	Revealed new family of SoCs for broadcast and connected HD HEVC for entry set-top boxes;
•	Introduced world’s first set-top-box SoC with integrated Wi-Fi and support for High Dynamic Range.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Revealed that the flagship OnePlus 2 smartphone is using an ST gyroscope for optical image stabilization;
•	Continued to ship large volume of Fingertip, Pressure Sensor, and 6-axis ultra-low-power MEMS accelerometer and gyroscope for the latest flagship model of Samsung Galaxy smartphones;
•	Confirmed presence of low-noise Gyro in a market-leading tablet from a top maker;
•	Ramped additional shipments of MEMS micro-mirrors for Perceptual Computing Initiatives with multiple computer manufacturers;
•	Introduced industry’s lowest-power, smallest-packaged, dual-channel 6-axis gyro/accelerometer inertial measurement unit that is capable of handling both gesture sensing and image stabilization;
•	Launched a “medical-grade” ultra-low-power 3-axis accelerometer, available now in volume, specifically for medical applications, including implantable devices;
•	Captured a design-win from a major automotive tier one with a high-g accelerometer for airbag applications in China;
•
Completed airbag-electronics kit with the release of a pair of automotive central-airbag crash sensors suited for mounting in the airbag control unit to evaluate sensor data and trigger the appropriate restraint system;

•	Started volume shipment of BlueNRG-MS for the enablement of data connection/exchange for automotive telematics services in China and for wearable devices from a leading activity-monitoring company;
•	Captured socket for sub-GHz SPIRIT1 RF transceiver in a Smart-Home heat allocator/concentrator from a European-manufacturer;
•	Expanded our presence with a top global brand with the start of shipments of high-end microphones and analog ICs for a TV remote controller;
•	Enriched analog catalog offering with release to production of new 36V high-performance BiCMOS Op Amp.

Automotive (APG)
•	Started shipments to the field of 32-bit Power Architecture technology microcontroller for the power-conversion unit in a hybrid vehicle;
•	Made progress in radar-based ADAS applications, winning the next-generation platform at 24GHz for a global leader;
•
Received award for chip set that includes smart-power actuators, analog signal processing, and a 32-bit microcontroller for an engine-management application that is compliant to the next-generation Chinese pollution regulation from a major Chinese tier 1;

•
Began ramping production of Accordo car-radio-processor family for OEM and aftermarket applications with leading Chinese and Japanese car infotainment makers and received a major additional award with a leading Korean infotainment manufacturer.

Industrial and Power Discrete (IPD)
•	Awarded socket for SLLIMM™-nano modules in a new home appliance platform with a global market leader;
•	Captured design wins for on-board chargers in electric vehicles from leading manufacturers with our power rectifiers & SCR products;
•	Launched industry-first automotive high-side drivers that meet German car industry’s toughest test schedule, making them ideal for vehicles with stop-start technology;

•	Gained several design win for low-voltage MOSFETs for automotive door modules application with a European manufacturer;
•	Earned win with a display power-management solution for a tablet platform by a major US market leader;
•	Won socket for power-management IC from Kingston Technology in its enthusiast-class HyperX Savage solid-state drive (SSD);
•	Maintained growth of ESD Protected Common Mode Filters and high-speed ESD protection within the smartphones, laptops, tablets, and IoT applications of numerous industry leaders;
•	Gained design-wins for digital controllers for digital-power-supply applications from several Asian manufacturers;
•
Unveiled 650V IGBTs that increase the efficiency of HVAC motor drives, Uninterruptible Power Supplies, solar power converters, and all power-conversion applications working up to 20kHz in hard-switching circuit topologies;

•	Continued to gain traction in recently introduced power diodes housed in PowerFlat packages with a win from a European comms leader;
•	Secured sockets for AMOLED converters for Samsung Galaxy smartphones;
•	Brought to market electronically tunable capacitors for smartphones that optimize signal-power transfer between antenna and power amplifier to maximize mobile download speeds and call quality.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities;

•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, labor actions, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the SEC on March 3, 2015. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On October 29, 2015, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the third quarter of 2015.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 4:30 a.m. U.S. Eastern Time (ET) / 1:30 a.m. U.S. Pacific Time (PT). The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until November 13, 2015.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company’s net revenues were $7.40 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

 (tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 26,	September 27,
	2015	2014

Net sales	1,755	1,870
Other revenues	9	16
NET REVENUES	1,764	1,886
Cost of sales	(1,151)	(1,240)
GROSS PROFIT	613	646
Selling, general and administrative	(218)	(226)
Research and development	(331)	(377)
Other income and expenses, net	38	32
Impairment, restructuring charges and other related closure costs	(11)	(38)
Total Operating Expenses	(522)	(609)
OPERATING INCOME	91	37
Interest expense, net	(5)	(7)
Loss on equity-method investments	(1)	-
INCOME BEFORE INCOME TAXES	85	30
AND NONCONTROLLING INTEREST
Income tax benefit	8	42
NET INCOME	93	72
Net loss (income) attributable to noncontrolling interest	(3)	-
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	90	72

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.10	0.08
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.10	0.08

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	880.7	891.3

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 26,	September 27,
	2015	2014

Net sales	5,202	5,529
Other revenues	27	46
NET REVENUES	5,229	5,575
Cost of sales	(3,455)	(3,696)
GROSS PROFIT	1,774	1,879
Selling, general and administrative	(666)	(691)
Research and development	(1,073)	(1,144)
Other income and expenses, net	110	157
Impairment, restructuring charges and other related closure costs	(61)	(71)
Total Operating Expenses	(1,690)	(1,749)
OPERATING INCOME	84	130
Interest expense, net	(16)	(11)
Income (loss) on equity-method investments	1	(60)
Gain on financial instruments, net	-	1
INCOME BEFORE INCOME TAXES	69	60
AND NONCONTROLLING INTEREST
Income tax benefit	38	26
NET INCOME	107	86
Net loss (income) attributable to noncontrolling interest	(5)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	102	85

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.12	0.10
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.12	0.10

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	880.0	889.2

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 26,	June 27,	December 31,
In millions of U.S. dollars	2015	2015	2014
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,869	1,887	2,017
Restricted cash	-	20	-
Marketable securities	338	334	334
Trade accounts receivable, net	989	983	911
Inventories	1,253	1,242	1,269
Deferred tax assets	92	83	97
Assets held for sale	14	33	33
Other current assets	518	469	390
Total current assets	5,073	5,051	5,051
Goodwill	77	78	82
Other intangible assets, net	162	179	193
Property, plant and equipment, net	2,432	2,518	2,647
Non-current deferred tax assets	441	452	386
Long-term investments	56	57	69
Other non-current assets	445	505	576
	3,613	3,789	3,953
Total assets	8,686	8,840	9,004

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	191	201	202
Trade accounts payable	701	785	597
Other payables and accrued liabilities	739	791	841
Dividends payable to stockholders	190	271	87
Deferred tax liabilities	1	-	-
Accrued income tax	52	26	39
Total current liabilities	1,874	2,074	1,766
Long-term debt	1,557	1,581	1,599
Post-employment benefit obligations	373	376	392
Long-term deferred tax liabilities	10	10	10
Other long-term liabilities	139	187	182
	2,079	2,154	2,183
Total liabilities	3,953	4,228	3,949
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,949,920 shares issued, 878,506,477 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,768	2,760	2,741
Retained earnings	523	435	817
Accumulated other comprehensive income	508	486	613
Treasury stock	(289)	(289)	(334)
Total parent company stockholders’ equity	4,667	4,549	4,994
Noncontrolling interest	66	63	61
Total equity	4,733	4,612	5,055
Total liabilities and equity	8,686	8,840	9,004

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2015	Q2 2015	Q3 2014

Net Cash from operating activities	225	223	281
Net Cash used in investing activities	(120)	(190)	(424)
Net Cash from (used in) financing activities	(121)	(94)	776
Net Cash increase (decrease)	(18)	(62)	628

Selected Cash Flow Data (in US$ millions)	Q3 2015	Q2 2015	Q3 2014

Depreciation & amortization	186	181	199
Net payment for Capital expenditures	(128)	(161)	(137)
Dividends paid to stockholders	(83)	(93)	(89)
Change in inventories, net	(14)	(32)	22

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2015 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	613	91	90	0.10
Impairment & Restructuring		11	11
Estimated Income Tax Effect			-
Non-U.S GAAP	613	102	101	0.12

Q2 2015 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	595	12	35	0.04
Impairment & Restructuring		21	21
Estimated Income Tax Effect			(1)
Non-U.S GAAP	595	33	55	0.06

Q3 2014 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	646	37	72	0.08
Impairment & Restructuring		38	38
Estimated Income Tax Effect			7
Non-U.S GAAP	646	75	117	0.13

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 26, 2015	June 27, 2015	September 27, 2014
Cash and cash equivalents	1,869	1,887	2,130
Restricted cash	-	20	-
Marketable securities	338	334	330
Short-term deposits	-	-	-
Total financial resources	2,207	2,241	2,460
Short-term debt	(191)	(201)	(223)
Long-term debt	(1,557)	(1,581)	(1,743)
Total financial debt	(1,748)	(1,782)	(1,966)
Net financial position	459	459	494

Free cash flow (in US$ millions)	Q3 2015	Q2 2015	Q3 2014
Net cash from operating activities	225	223	281
Net cash used in investing activities	(120)	(190)	(424)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	(20)	20	283
Free cash flow	85	53	140

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 30, 2015	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services